Exhibit 11

THE CHROMALINE CORPORATION

COMPUTATION OF NET EARNINGS PER COMMON SHARE

(Unaudited)

	Three Months Ended
	Mar 31, 2001	Mar 31, 2000
Net earnings applicable to common shareholders for basic and diluted earnings per share	$88,402	$50,635
Weighted average shares outstanding for basic earnings per share	1,271,627	1,298,056
Dilutive effect of stock options computed using the treasury stock method and the average market price	3,860	7,436
Weighted average shares outstanding for diluted earnings per share	1,275,487	1,305,492
Basic earnings per share	$0.07	$0.04
Diluted earnings per share	$0.07	$0.04